UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-50486

TOURNIGAN ENERGY LTD.

(Exact name of registrant as specified in its charter)

Unit 1 – 15782 Marine Drive

White Rock, BC Canada V4B 1E6

(604) 536-2711

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X] (for equity securities)	Rule 12h-6(d) [ ] (for successor registrants)
Rule 12h-6(c) [ ] (for debt securities)	Rule 12h-6(i) [ ] (for prior form 15 filers)

PART I

Item 1.

Exchange Act Reporting History

A.

Tournigan Energy Ltd. (“Tournigan”) first incurred the duty to file reports under Section 13 (a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about July 20, 2005, being the date that was sixty days after it filed a Registration Statement on Form 20-F with the Securities and Exchange Commission (the “SEC”) under its previous name of Tournigan Gold Corporation to register its common shares, no par value (the “Common Shares”) under Section 12 (g) of the Exchange Act.  The Registration Statement on Form 20-F was initially filed with the SEC on May 20, 2005.

B.

Tournigan has filed or submitted all reports required under Section 13 (a) of the Exchange act and the corresponding rules of the SEC for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 20-F for the fiscal year ended September 30, 2009, filed with the SEC on March 30, 2010.

Item 2.

Recent United States Market Activity

Tournigan has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended.

Item 3.

Foreign Listing and Primary Trading Market

A.

Tournigan has maintained a listing of its Common Shares on the TSX Venture Exchange (the “TSX.V”) in Canada under the symbol “TVC”, and the Frankfurt Stock Exchange in Germany under the trading symbol “TGP” together, the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for the Common Shares (the “Primary Jurisdiction”).

B.

The Company’s Common Shares were initially listed on the TSX.V in 1986 and the Common Shares have been listed on the TSX.V since such date.  Thus, Tournigan has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15-F.

C.

For the period commencing on March 23, 2009 and ended on and including March 22, 2010 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was approximately 90.4%.   As such, the primary trading market is larger than the trading market for the Common Shares in the United States as of the Recent Trading Period.

Item 4.

Comparative Trading Volume Data

Not Applicable

Item 5.

Alternative Record Holder Information

As of March 31, 2010 Tournigan had a total of 208 holders of its Common Shares who are United States residents thereby meeting the requirements of Rule 12-6(a)(4)(ii) (CFR240.12h-6(a)(4)(ii)).   Tournigan relied upon the assistance of Broadridge, Investor Communication Solutions, Canada, an independent information services provider, to determine the number of United States equity securities holders of Tournigan Common Shares.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

A.

As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by Tournigan on April 30, 2010 (the “News Release”), disclosing its intent to terminate its reporting obligations under Section 13(a) of the Exchange Act.

B.

The News Release was disseminated in the United States via Filing Services Canada.

Item 8.

Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

The address of the electronic information delivery system on which the Company will publish the information required by Rule 12g3-2(b)(1)(iii) under the Exchange Act is Tournigan’s web site at www.tournigan.com and on the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10.

Exhibits

Exhibit No.

Description

99.1

News Release of the Company dated April 30, 2010.

Item 11.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Ruleh-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Tournigan Energy Ltd. has duly authorized the undersigned person to sign on its behalf this certificate on Form 15F.  In so doing, Tournigan Energy Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13 (a) or Section 15(d) of the Exchange Act, or both.

Tournigan Energy Ltd.

/s/ Doris Meyer

Doris Meyer, Chief Financial Officer

and Corporate Secretary

Exhibit 99.1 News Release of Tournigan dated April 30, 2010

April 30, 2010

NEWS RELEASE

Symbol: Canada TSX.V – TVC

          Frankfurt – TGP

Tournigan files Voluntary U.S. Deregistration

Vancouver, April 30, 2010 – Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) (Tournigan or the “Company”) has voluntarily filed a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of its Common Shares under the Securities Exchange Act of 1934, as amended.  Tournigan expects that this termination of registration will become effective 90 days after its filing with the SEC.  As a result of this filing, Tournigan’s obligation to file certain reports with the SEC, including an annual report on Form 20-F, will immediately be suspended.

The Company believes that the costs associated with the SEC requirements (including those required by Sarbanes-Oxley) outweigh benefits received from maintaining its SEC reporting obligations. The common shares of the Company have never been listed on a United States stock exchange.

The Company will continue to be a reporting issuer in Canada and maintain a listing for its common shares on the TSX Venture Exchange and the Frankfurt Stock Exchange, which constitute the primary markets for its securities.

About Tournigan Energy Ltd.

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.